Contact

www.linkedin.com/in/ashley-bratcher-824ab41a8 (LinkedIn)

Top Skills

Acting

CEOs

Film

Ashley Bratcher

CEO Simple Jane Films

Wilmington, North Carolina, United States

Summary

CEO of Simple Jane Films, writer, producer, and award winning actress. A Campbell University Bachelor of Arts cum laude graduate and a Notre Dame Vita Institute Alumni. Over a decade of experience in the film industry with 40+ film and television credits spanning from box office hits to network television. Mental health and human rights advocate. Animal Rescue lover. Philanthropist and co-founder of the Unplanned Movie Scholarship fund to provide financial and material assistance to mothers seeking to continue their education.

Experience

Frankie's Story, LLC.
Managing Member
March 2020 - Present (5 years 2 months)
Atlanta, Georgia, United States

Simple Jane Films
Chief Executive Officer
January 2020 - Present (5 years 4 months)

Sol Talent
Actor
February 2013 - Present (12 years 3 months)
Atlanta, Georgia, United States

Education

Campbell University
Bachelor of Arts - BA · (August 2006 - December 2008)

University of Notre Dame
Vita Institute